UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-20181

Sapiens International Corporation N.V.

(Exact name of registrant as specified in its charter)

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

+972-3-790-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, par value €0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*On December 17, 2025, pursuant to that certain Agreement and Plan of Merger dated August 12, 2025, among Sapiens International Corporation N.V., a Cayman Islands exempted company registered in the Cayman Islands (the “Registrant”), SI Swan UK Bidco Limited, a private limited company incorporated under the laws of Guernsey, SI Swan Guernsey Holdco Limited, a private limited company incorporated under the laws of Guernsey (“Parent”), and SI Swan Cayman Merger Sub Ltd., a Cayman Islands exempted company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Registrant (the “Merger”), with the Registrant being the surviving company in the Merger.

Pursuant to the requirements of the Securities Exchange Act of 1934, Sapiens International Corporation N.V. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SAPIENS INTERNATIONAL CORPORATION N.V.

Date: December 31, 2025	By:	/s/ Paul Wheeler
	Name:	Paul Wheeler
	Title:	Director